8/29


03029636

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fomento De Construcciones Y Contratas SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3743 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/29/03

File No. 82-3743

AR/S
12-31-02

03 AUG 29 AM 7:21


GRUPO
FCC

2.002 RESULTS

Fomento De Construcciones y Contratas SA



RESULTS AS OF 31ST DECEMBER, 2002



I – HIGHLIGHTS

	Dec-02	% Ch.
Net Revenues	5.497,2	6,3%
Gross Operating Profit (EBITDA)	741,3	5,3%
Net Operating Profit (EBIT)	498,1	4,7%
Ordinary Income	469,3	8,1%
Income before Taxes	455,3	(-3,1%)
Net Income	273,0	13,3%

	Dec-02	% Ch.
Order Book	15.229,2	11,5%
Capex	732,7	31,9%
Cash Flow	577,6	14,2%

MAIN FACTS

- Net Revenues increase by 6,3%, supported by the remarkable performance of Urban Activities (+21,8%), Construction (+9,1%), and the domestic activities of Services (+10,8%) and Cement (+13,9%).
- EBITDA margin reaches 13,5%. We must mention the improvement in the Services division's margin from 14,5% to 14,9%.
- Net income climbs up to 273 million Euro, meaning a 13,3% above last year's figure.
- Total Order Book rises by 11,5%, reaching a record figure of 15.229,2 million Euro.
- Capex grows up to 732,7 million Euro.
- On October the 31st, FCC cancelled 2.770.277 Treasury Stock representing a 2,08% of Common Capital.
- The company distributed a Gross Interim Dividend of 0,2970 Euro per share, which represents a 5,9% increase.

II. PROFIT & LOSS ACCOUNT AND BALANCE SHEET

(MILLION EURO)

				% sales	
	Dec-02	Dec-01	% Ch.	Dec-02	Dec-01
Net Revenues	5.497,2	5.173,2	6,3	100,0	100,0
Other Revenues	167,2	137,9	21,3	3,0	2,7
Operating Expenses	(4.923,0)	(4.606,8)	6,9	(89,6)	(89,1)
Operating and External Expenses	(3.448,0)	(3.220,5)	7,1	(62,7)	(62,3)
Personnel Expenses	(1.475,0)	(1.386,3)	6,4	(26,8)	(26,8)
Gross Operating Profit	741,3	704,3	5,3	13,5	13,6
Depreciation-amortization	(230,1)	(205,5)	12,0	(4,2)	(4,0)
Variation Operating provisions	(8,7)	(18,6)	(53,2)	(0,2)	(0,4)
Reversion Fund Provision	(4,5)	(4,5)	0,0	(0,1)	(0,1)
Net Operating Profit	498,1	475,8	4,7	9,1	9,2
Net Financial Results	(50,9)	(50,6)	0,6	(0,9)	(1,0)
Goodwill Amortization	(19,9)	(27,7)	(28,2)	(0,4)	(0,5)
Income from Associates (Equity Method)	42,0	36,6	14,8	0,8	0,7
Ordinary Income	469,3	434,1	8,1	8,5	8,4
Net Extraordinary Results	(14,0)	35,8	(139,1)	(0,3)	0,7
Income Before Taxes	455,3	469,9	(3,1)	8,3	9,1
Taxes	(128,0)	(150,1)	(14,7)	(2,3)	(2,9)
Net Income before Minority Interests	327,3	319,8	2,3	6,0	6,2
Minority Interests	(54,3)	(78,8)	(31,1)	(1,0)	(1,5)
Net Income	273,0	241,0	13,3	5,0	4,7

1. Net Revenues: + 6,3%

	Dec-02	Dec-01	% Ch.	%/Total
Construction	2.613,1	2.396,0	9,1%	46,7%
Services	1.605,9	1.579,3	1,7%	28,7%
Urban Activities	305,2	250,5	21,8%	5,5%
Cement (*)	831,4	791,7	5,0%	14,9%
Grucycsa	218,7	213,4	2,5%	3,9%
Picasso Tower	15,9	14,9	6,7%	0,3%
Intragroup	-93,0	-72,5	28,3%	
TOTAL	5.497,2	5.173,2	6,3%	100%

(*) In order to make a comparable analysis, net revenues of the Cement division, as of December 2001, show only Cementos Portland's sales.

Total Group Sales rise by 6,3%, up to 5.497,2 million Euro. All areas show positive growths, especially those of **Urban Activities (+21,8 %)** and **Construction (+9,1%).**

Regarding the geographical breakdown, the solid **Domestic** figures **(+9,3%)** manage to compensate the decrease of the international sales, affected by the Latin America's crisis. We must highlight the strength of domestic sales in the Group's strategic areas: **Urban Activities (+14,2%), Cement (+13,9%), Services (+10,8%) and Construction (+8,8%).**

				% sales	
	Dec-02	Dec-01	%Ch.	Dec-02	Dec-01
Domestic	4.738,7	4.334,1	9,3%	86,2%	83,8%
International	758,5	839,1	(-9,6%)	13,8%	16,2%
TOTAL	5.497,2	5.173,2	6,3%	100%	100%

2. Operating Expenses: + 6,9 %

Operating expenses increase by 6,9%, in line with Net Revenues' growth. On the other hand, Personnel expenses rise by 6,4%.



3. Gross Operating Profit: + 5,3%

EBITDA rises by 5,3%, with an important growth in the main business areas. **Margin over sales reaches 13.5**%, with a significant increase of 40 b.p. in the **Services Division, from 14,5% to 14,9%.**

EBITDA BY ACTIVITIES (CONSOLIDATED)

	Dec-02	Dec-01	% Ch.	%/Total 02	%/Total 01
Construction	123,6	114,0	8,4%	16,7%	16,2%
Services	239,9	229,5	4,5%	32,4%	32,6%
Urban Activities	72,2	62,0	16,5%	9,7%	8,8%
Cement (*)	272,1	255,0	6,7%	36,7%	36,2%
Grucycsa	10,0	10,9	-8,3%	1,3%	1,5%
Picasso Tower	14,4	13,7	5,3%	1,9%	1,9%
Other	9,1	19,2	-52,7%	1,2%	2,7%
TOTAL	741,3	704,3	5,3%	100,0%	100,0%

(*) As mentioned before, in order to make a comparable analysis, net revenues of the Cement division, as of December 2001, show only Cementos Portland's figures.

Contribution by divisions remains almost the same. We must note the **Services Activities (Environmental Services and Urban Activities)** increase their weight in the total figures, representing **42,1%** of total Gross Operating Profit.

4. Net Operating Profit: + 4,7%

EBIT reaches **498,1 million Euro**, which represents **a 4,7% increase compared to year 2001**. Amortisation Expenses rise by 12%, due to the start-up of new international concessions in the Urban Activities division. Moreover, this increase is also explained by the reclassification of the headings Goodwill and Intangible Assets coming of the merger between Cementos Portland and Cementos Atlántico.



EBIT BY ACTIVITIES (CONSOLIDATED)

	Dec-02	Dec-01	% Ch.	%/Total 02	%/Total 01
Construction	92,2	83,1	11,0%	18,5%	17,5%
Services	126,3	135,4	-6,7%	25,4%	28,5%
Urban Activities	46,9	41,4	13,3%	9,4%	8,7%
Cement (*)	185,0	171,8	7,7%	37,1%	36,1%
Grucycsa	5,6	7,5	-25,3%	1,1%	1,6%
Picasso Tower	11,5	10,6	8,0%	2,3%	2,2%
Other	30,7	26,0	17,8%	6,2%	5,5%
TOTAL	498,1	475,8	4,7%	100,0%	100,0%

(*) Regarding the disclosure by activities, we must recall figures from the Cement area as of December 2001 include only activities of Cementos Portland.

By business areas, we have to mention the good performance of **Urban Activities (+13,3%), Construction (+11%) and Cement (+7,7%)** divisions, increasing their weight in the Total Group figures. The increase in provisions for both domestic and international activities, cause the lower contribution of the Services Division.

5. Ordinary Income: + 8,1%

Ordinary Income **grows by 8,1%**, up to **469,3 million Euro**. This is due, on the one hand, to the modest increase of Net Financial Results, thanks to the lower interest rates, and on the other hand, because of the increase in Results coming from Associates, as **Realia rises its contribution by 49,3%.** Finally, the above mentioned reduction of Goodwill reduces also its amortisation.

6. Income Before Taxes: -3,1%

Income Before Taxes does not fairly reflect the growth in operating figures, since the extraordinary results in this period include the provisions made for both Venditelecom and investments in Latin-America. Moreover, these figures compare to non-recurrent revenues of 35,8 million Euro during year 2.001.

7. Net Income before Minority Interests: +2,3%

Net Income before Minority Interests is 2,3% higher than last year's, **reaching 327,3 million Euro**. The lower taxes applied to capital gains, as well as the decrease of Goodwill amortization, result on a reduction of the tax rate applied from 31,9% to 28,1%.

8. Net Income: +13,3%

Attributable Net Income reaches **273 million Euro,** which represents **a 13,3% increase,** despite the extraordinary provisions made during this period.

This figure includes the decrease in Minority Results (-31,1%) as a consequence of the merger between FCC and Portland Valderrivas.



CONSOLIDATED BALANCE SHEET

	Dec-02	Dec-01	% Ch.
Unpaid Capital	***0,2***	***0,4***	***(33,8)***
Fixed and Non Current Assets	***2.874,1***	***2.487,7***	***15,5***
Start up Expenses	16,2	13,0	25,3
Intangible Assets	597,6	409,8	45,8
Tangible Fixed Assets	1.596,0	1.414,8	12,8
Financial Investments	661,0	625,1	5,7
Shares of the controlling company	3,3	24,9	(86,8)
Goodwill in consolidation	***254,6***	***367,6***	***(30,7)***
Deferred Charges	***41,7***	***33,5***	***24,5***
Current Assets	***3.630,0***	***3.254,6***	***11,5***
Inventories	428,8	355,9	20,5
Accounts Receivable	2.480,8	2.106,1	17,8
Short Term Financial Investments	427,3	466,1	(8,3)
Cash	275,6	307,2	(10,3)
Accrual Accounts	17,5	19,2	(9,0)
Assets = Liabilities + Shareholders' Equity	**6.800,7**	**6.143,7**	**10,7**
Shareholders' Equity	***1.645,4***	***1.290,9***	***27,5***
I. Common Capital	130,6	120,1	*8,7*
II. Reserves	626,1	522,5	19,8
III. Reserves from consolidated companies	694,6	434,0	60,1
IV. Translation Differences	(40,0)	7,0	*(669,1)*
V. Income allocable to controlling company	273,0	241,0	13,3
VI. Interim Dividends	(38,8)	(33,6)	15,3
Minority Interest	***392,3***	***624,0***	***(37,1)***
Negative Difference on Consolidation	***37,1***	***37,2***	***(0,4)***
Deferred Revenues	***45,7***	***41,2***	***10,9***
Provisions for Risks and Expenses	***238,3***	***244,8***	***(2,6)***
Long Term Debt	***756,7***	***774,2***	***(2,3)***
Loans and Bank Debt	464,2	581,0	(20,1)
Other Long Term Liabilities	292,5	193,2	51,4
Current Liabilities	***3.574,7***	***2.993,7***	***19,4***
Loans and Bank Debt	769,6	479,4	60,5
Accounts Payable	2.202,0	1.876,6	17,3
Other Short Term Debt	602,1	636,7	(5,4)
Accrual Accounts	1,0	1,0	(2,6)
Short Term Provisions	***110,5***	***137,7***	***(19,8)***

Assets

We must mention the reclassification of the headings “Goodwill” (-30,7%) and “Intangible Assets” (+45,8%) resulting from the merger by absorption between Cementos Portland and Cementos Atlántico.

Besides this, the amortization of Treasury Stock on the 4th quarter has reduced Long Term Treasury Stock by 86,8%.

Liabilities

The Balance Sheet has suffered several changes derived from the merger of FCC and Portland Valderrivas. These changes have mainly affected the following headings:

- Share Capital increases because of the issue of new shares for the merger with Portland Valderrivas. We proceeded afterwards to the above-mentioned amortization of Treasury Stock. Currently, Share Capital of the company is of 130.567.483 shares, with a nominal value of 1,00 € each.
- Reserves are higher as a consequence of the additional paid-in capital attached to the new shares.
- Reserves from Consolidated Companies increase due to the greater stake held in Cementos Portland.
- Consolidated Minority Account diminishes by the reduction of minorities' interests

On the other hand, translation differences caused by the depreciation of Latin American currencies have reduced Shareholders' Equities by 40 million Euro.

The Group's Net Debt reaches 647,6 million Euro, meaning **a leverage ratio of 28,24%**.

	Dec-02
Bonds Issue	**(-46,0)**
Short Term Debt	**(-769,6)**
Long Term Debt	**(-464,2)**
Limited Recourse Debt	**(-70,7)**
Cash and STFI	**702,9**
Net Position	**(-647,6)**



CASH FLOW

	Dec-02	Dec-01	% Ch.
Net Ordinary Profit	**341,3**	**296,9**	**15,0%**
Depreciation	**249,9**	**210,0**	**19,0%**
Profit from companies (Equity Method)	**-42,0**	**-36,6**	**14,8%**
Other	**28,4**	**35,5**	**-20,0%**
TOTAL	**577,6**	**505,8**	**14,2%**

Cash Flow for the whole FCC Group reaches 577,6 Million Euro, a 14,2% improvement compared to last year's figures.

III. BUSINESS AREAS ANALYSIS

1. CONSTRUCTION

➢ RESULTS

	Dec-02	Dec-01	% Ch.
NET REVENUES	2.613,1	2.396,0	9,1%
EBITDA	123,6	114,0	8,4%
EBITDA margin	*4,7%*	*4,8%*	
EBIT	92,2	83,1	11,0%
EBIT margin	*3,5%*	*3,5%*	

Net sales **grow by 9,1%** up to **2.613,1 million Euro**, supported by the faster execution pace during the last quarter (+20,1%).

Domestic activities improve by 8,8%, mainly because of the growing contribution of civil engineering. International sales rose by **13,1%**, representing a 6,7% of total sales in this division.

	Dec-02	% total	Dec-01	% total	% Ch.
DOMESTIC	2.438,3	93,3%	2.241,5	93,6%	8,8%
INTERNATIONAL	174,8	6,7%	154,5	6,4%	13,1%

➢ PROFITABILITY

Growth of Gross Operating Profit (+8,4%) is in line with Net Revenues´ increase, and reaches 123,6 million Euro.

Net Operating Profit continues the third quarter's rising trend, and goes up **11%**, reaching 92,2 million Euro. **Net margin** remains at **3,5% level.**



➢ ORDER BOOK AND CAPEX

	Dec-02	Dec-01	% Ch.
ORDER BOOK	3.408,9	2.947,1	15,7%
CAPEX	96,1	31,3	207,0%

Despite the above mentioned fast execution pace during the last quarter, **Order Book** reaches the **historical figure of 3.408,9 million Euro**, a **15,7% higher** than last year, and covers **15,7 months of activity**.

CAPEX add up to 96,1 million Euro, being the most significant the acquisition of Cleon, S.A. for 25,4 million Euro. Other 54,3 million Euro were invested in Fixed Assets.

2. SERVICES

➢ RESULTS

	Dec-02	Dec-01	% Ch.
NET REVENUES	1.605,9	1.579,3	1,7%
EBITDA	239,9	229,5	4,5%
EBITDA Margin	*14,9%*	*14,5%*	
EBIT	126,3	135,4	-6,7%
EBIT Margin	*7,9%*	*8,6%*	

In the Services division, the **strong growth of domestic activities (+10,8%)** has compensated the lower contribution of the international business. **Industrial Waste** sales strengthen by **29,6%**, therefore increasing their contribution to sales in this division up to 4,4%. **Water and Urban Sanitation** maintain **nearly double digits growth**. On the other hand, the end of the activities in Puerto Rico during June and the crisis in Latin America have negatively affected International activities.

		Dec-02	
	Net Revenues	% Ch.	%/Total division
WATER	383,9	10,1%	23,9%
URBAN SANITATION	904,0	9,8%	56,3%
INTERNATIONAL	247,7	-29,8%	15,4%
INDUSTRIAL WASTE	70,4	29,6%	4,4%

International sales breakdown by countries is as follows:


Puerto Rico
20,6%
France
7,2%
Dominican Rep.
3,0%
United Kingdom
24,4%
Mexico
7,4%
Brasil
3,0%
Colombia
5,9%
Chile
2,5%
Argentina
5,6%
Venezuela
19,1%
Portugal
1,2%

Although the previously mentioned end of Puerto Rico activities last June contributes no further to our figures, it still appears in international sales distribution by countries.

	Dec-02		Dec-01		% Ch.
		% total		% total	
DOMESTIC	1.358,2	84,6%	1.226,3	77,6%	10,8%
INTERNATIONAL	247,7	15,4%	353,0	22,4%	-29,8%

➢ PROFITABILITY

Gross Operating Profit (239,9 million Euro), with growing domestic activities and improved operating margins, **rises by 4,5%. EBITDA** margin is also higher **(14,9%** Vs 14,5% last year).

Net Operating Profit lowers its figures to **126,3** million Euro, due to provisions along the year, mainly in Latin America.

➢ ORDER BOOK AND CAPEX

	Dec-02	Dec-01	% Ch.
ORDER BOOK	11.573,7	10.407,7	11,2%
CAPEX	310,7	288,6	7,7%

The Services **Order Book** reaches the **historical figure of 11.573,7 million Euro, with a 11,2% growth** compared to last year, and represents a **76% of the Group's Total Order Book.**



CAPEX was of 310,7 million Euro in this period (a **7,7% higher** than last year). We must mention investments in Industrial Waste, with the acquisitions of Euroresiduos, S.A., (24,1 M/€), Jaime Franquesa, S.A., (18 M/€), Gestión Medioambiental Enviland, S.A., (11,9 M/€), and Aguas de Formentera, (11,7 M/€).

3. URBAN ACTIVITIES

➢ RESULTS

Net revenues grow up to **305,2 million Euro**, which represents a **21,8% growth.** This figure includes handling activities in the Brussels airport which have been consolidated during the last quarter. Not taking them into account, net revenues would have been a 13,1% higher.

	Dec-02	Dec-01	% Ch.
NET REVENUES	**305,2**	**250,5**	**21,8%**
EBITDA	**72,2**	**62,0**	**16,5%**
EBITDA Margin	***23,7%***	***24,7%***	
EBIT	**46,9**	**41,4**	**13,3%**
EBIT Margin	***15,4%***	***16,5%***	

Transport Division (+103,7%) and Handling (+45,2%) are the business areas, which present the most significant growths, due to the consolidation of Transportes Portillo and the Brussels airport activities. We must also point out the strong increase in **Urban Fixtures´ figures (17,8%)** mainly supported by the international development of this division. Regarding **MOT**, the strong performance of the **domestic sales (+12,8%)**, is not reflected in the overall evolution of the division, since its figures have been negatively affected by operations in Argentina, and especially by the devaluation of the Argentinean peso.

	Dec-02		
	Net Revenues	% Ch.	%/Total division
SEWAGE AND MAINTENANCE	**56,7**	**18,7%**	**18,6%**
URBAN FIXTURES (CEMUSA)	**84,3**	**17,8%**	**27,6%**
MOT	**32,5**	**-3,3%**	**10,6%**
PARKINGS	**39,7**	**4,6%**	**13,0%**
HANDLING	**73,3**	**45,2%**	**24,0%**
TRANSPORT	**18,7**	**103,7%**	**6,1%**



➢ BREAKDOWN BY GEOGRAPHIC AREAS

	Dec-02	% total	Dec-01	% total	% Ch.
DOMESTIC	240,2	78,7%	210,3	84,0%	14,2%
INTERNATIONAL	65,0	21,3%	40,2	16,0%	61,7%

Domestic sales increase by a solid 14,2%, reaching 240,2 million Euro. However, the most significant increase comes from the **International business (+61,7%)** thanks, as already stated, to the beginning of the **handling activities in Brussels** and the excellent performance of the **Urban Fixtures division (+27,5%).**

➢ PROFITABILITY

Gross Operating Profit was **72,2 million Euro, a 16,5% above** last year´s. EBITDA margin reached 23,7% as a result of to the beginning of the new Urban Fixtures operations in Brazil and Italy.

Net Operating Profit adds up to **46,9 million Euro**, with a remarkable evolution of the margin over sales from 14,3% as of September, up to **15,4%** at the end of the year. The Net Operating Profit reflects the effect of bigger amortizations, due to the recently granted international concessions.

➢ ORDER BOOK & CAPEX

	Dec-02	Dec-01	% Ch.
ORDER BOOK	47,0	51,3	-8,4%
CAPEX	110,7	102,6	7,9%

Both Order Book and Capex maintain, in absolute terms, the same levels of the previous year.

4. CEMENT

➢ RESULTS

	Dec-02	Dec-01	% Ch.
NET REVENUES	831,4	791,7	5,0%
EBITDA	272,1	255,0	6,7%
EBITDA Margin	*32,7%*	*32,2%*	
EBIT	185,0	171,8	7,7%
EBIT Margin	*22,3%*	*21,7%*	

In order to make a comparable analysis, net revenues of the Cement division, as of December 2001, show only Cementos Portland's figures.

Net Revenues in the Cement Division amount to 831,4 million Euro with a **5% growth**. **Domestic activities** gain a **further 13,9%** from the record figures reached during the previous period.

The strong depreciation of the US dollar has negatively affected the evolution of International activities, which have reduced their contribution to Net Revenues to 28,6%.

	Dec-02	% total	Dec-01	% total	% Ch.
DOMESTIC	593,4	71,4%	520,9	65,8%	13,9%
INTERNATIONAL	238,0	28,6%	270,8	34,2%	-12,1%

➢ PROFITABILITY

EBITDA gains a **6,7%** with an improvement of the **margin over sales from 32,2% to 32,7%.** The heavier weight of Domestic activities has favoured such movement.

EBIT follows the same trend and increases by 7,7%, reaching 185 million Euro. Margin over sales **rises by 60 basis points up to 22,3%.**

➢ CAPEX

	Dec-02	Dec-01	% Ch.
CAPEX	132,2	108,2	22,2%

CAPEX in the Cement division grow by **22,2%**, with investments of 132,2 million Euro.

5. GRUCYCSA

➢ RESULTS

	Dec-02	Dec-01	Var %
NET REVENUES	218,7	213,4	2,5%
EBITDA	10,0	10,9	-8,3%
EBITDA Margin	*4,6%*	*5,1%*	
EBIT	5,6	7,5	-25,3%
EBIT Margin	*2,6%*	*3,5%*	

The breakdown between domestic and international sales is as follows:

	Dec-02	% total	Dec-01	% total	% Ch.
DOMESTIC	184,8	84,5%	184,3	86,4%	0,3%
INTERNATIONAL	33,9	15,5%	29,1	13,6%	16,5%

➢ ORDER BOOK AND CAPEX

	Dec-02	Dec-01	% Ch.
ORDER BOOK	248,0	249,9	-0,8%
CAPEX	18,7	7,4	152,7%

6. PICASSO TOWER

➢ RESULTS

	Dec-02	Dec-01	Var %
NET REVENUES	15,9	14,9	6,7%
EBITDA	14,4	13,7	5,3%
EBITDA Margin	*90,4%*	*91,6%*	
EBIT	11,5	10,6	8,0%
EBIT Margin	*72,0%*	*71,1%*	



Net Revenues for Picasso Tower include only renting revenues. Translated expenses are accounted for as "other income" in the Profit & Loss Account.

Renting income reached **15,9 million Euro**, a **6,7% higher** than last year's figures. Average occupancy rate for offices during 2002 has been of 94,25%.

IV. STOCK MARKET DATA

SHARE PERFORMANCE

	Last	High	Low	Volume (*)
1997	17,43	19,08	8,26	130.907
1998	31,70	34,08	16,53	253.770
1999	20,20	37,50	19,00	319.086
2000	20,20	24,75	15,05	294.515
2001	23,25	25,88	18,70	193.793
2002 (**)	21,40	28,97	18,96	339.924

(*) Daily average of traded shares
(**) Figures as of December the 31st, 2002


30,00%
20,00%
10,00%
0,00%
-10,00%
-20,00%
-30,00%
-40,00%
FCC -7,96%
IBEX -28,11%
31/12/2001
31/01/2002
03/03/2002
03/04/2002
04/05/2002
04/06/2002
05/07/2002
05/08/2002
05/09/2002
06/10/2002
06/11/2002
07/12/2002
FCC
IBEX

DIVIDEND POLICY

	2002	2001	2000	1999	1998	1997	1996
Interim	0,2970	0,28	0,25	0,16	0,09	0,075	0,07
Final	To be announced	0,24	0,22	0,13	0,075	0,05	0,045
Total	To be announced	0,52	0,47	0,29	0,165	0,125	0,115



RELEVANT EVENTS

- **4th November:**

In order to comply with current legislation, we inform that the Deed of Capital Reduction through amortization of 2.770.277 treasury stock, duly approved under item 11 of the Meeting Agenda by the General Shareholder Meeting of Fomento de Construcciones y Contratas, S.A. held on June 28th, has been recorded on October 31st in the Mercantile Register of Barcelona.

- **5th December:**

Following Agreements were adopted, among other, on the Board of Director's meeting held on November 7th, 2002:

1°. Mr. Jean-Francois Poncet and Mr. Paul-Louis Girardot covered the vacancies in the Board of Directors, produced through decease of Mr. Camille Cabana on June 2nd, 2002, and resignation of Mr. Regis Mesnier, previously communicated through letter.

2°. The appointment, as member of the Executive Committee, of Mr. Paul-Louis Girardot, in lieu of Mr. Regis Mesnier.

- **30th December:**

The Board of Directors agreed in its meeting held on December 19th, 2002, to pay from January 7th, 2003 onwards an interim dividend on account of the Results deriving from the exercise of 2002 amounting 0,2970 Euro per share. Legal fiscal deductions shall be applied to the amounts payable.



HISTORIC DATA - GROUP FCC

CONSOLIDATED STATEMENT OF INCOME (Million Euros)

	31-12-02	31-12-01	31-12-00	31-12-99	02/01 (%)	01/00 (%)	00/99 (%)
Net Revenues	**5.497,2**	**5.173,2**	**4.467,8**	**3.828,6**	**6,3**	**15,8**	**16,7**
Other operating revenues and in-house work on fixed assets	161,2	110,5	106,5	92,4	45,9	3,8	15,2
Variation in finished products and work-in process inventories	6,0	27,4	11,8	55,7	-78,1	132,7	-78,9
Total Operating Revenues	**5.664,4**	**5.311,2**	**4.586,1**	**3.976,7**	**6,7**	**15,8**	**15,3**
Operating and External Expenses	-3.447,9	-3.220,5	-2.690,4	-2.327,4	7,1	19,7	15,6
Personnel Expenses	-1.475,0	-1.386,3	-1.269,0	-1.094,7	6,4	9,2	15,9
Gross Operating Profit	**741,4**	**704,3**	**626,7**	**554,6**	**5,3**	**12,4**	**13,0**
Amortization and Provision Reversion	-234,6	209,9	189,0	-151,2	-211,8	11,1	-225,0
Variation in Operating Provision	-8,7	18,6	3,9	-12,6	-147,0	378,8	-130,9
Net Operating Profit	**498,1**	**475,8**	**433,8**	**390,9**	**4,7**	**9,7**	**11,0**
Financial Revenues	59,2	50,2	60,8	41,3	17,8	-17,4	47,3
Financial Expenses	-106,9	-95,1	-102,6	-64,1	12,4	-7,3	60,1
Variations in Financial Investments	-3,0	-5,7	-1,8	-1,0	-46,4	208,6	89,4
Amortization of Goodwill	-20,1	-27,7	-36,9	-104,8	-27,3	-24,9	-64,8
Profit from Companies (equity method)	42,1	36,6	38,6	22,2	14,9	-5,0	73,6
Profit from Ordinary Activities	**469,2**	**434,1**	**391,9**	**284,5**	**8,1**	**10,8**	**37,7**
Net Extraordinary Results	-13,9	35,8	55,2	101,7	-139,0	-35,2	-45,7
Income before taxes	**455,3**	**469,9**	**447,1**	**386,3**	**-3,1**	**5,1**	**15,7**
Corporate Income Taxes	-128,1	-150,1	-140,6	-133,1	-14,7	6,7	5,7
Rate (%)	28,1	31,9	31,5	34,5	-11,9	1,6	-8,7
Net Income before Minority Interests	**327,2**	**319,8**	**306,5**	**253,2**	**2,3**	**4,4**	**21,0**
Minority Interest	-54,3	-78,8	-90,8	-75,9	-31,1	-13,3	19,6
Net Income	**272,9**	**241,0**	**215,6**	**177,2**	**13,2**	**11,8**	**21,6**

REVENUES BY ACTIVITY - CONSOLIDATED (Million Euros)

	31-12-02	31-12-01	31-12-00	31-12-99	02/01 (%)	01/00 (%)	00/99 (%)
CONSTRUCTION	2.613,1	2.396,0	2.054,7	1.866,9	9,1	16,6	10,1
URBAN SANITATION	1.605,9	1.579,3	1.384,4	1.116,6	1,7	14,1	24,0
WATER AND URBAN RELATED ACTIVITIES	305,2	250,5	245,1	214,9	21,8	2,2	14,1
CEMENT	831,4	791,7	673,3	435,3	5,0	17,6	54,7
REAL ESTATE	0,0	0,0	0,0	124,0	0,0	0,0	-100,0
GRUCYCSA	218,7	213,4	181,2	156,7	2,5	17,8	15,6
PICASSO TOWER	15,9	14,9			6,7		
INTERGROUP	-93,0	-72,5	-70,8	-85,8	28,3	2,4	-17,5
TOTAL	**5.497,2**	**5.173,2**	**4.467,8**	**3.828,6**	**6,3**	**15,8**	**16,7**

REVENUES BY MARKETS - CONSOLIDATED (Million Euros)

	31-12-02	31-12-01	31-12-00	31-12-99	02/01 (%)	01/00 (%)	00/99 (%)
DOMESTIC	4.738,7	4.334,1	3.721,3	3.441,3	9,3	16,5	8,5
FOREIGN	758,5	839,1	746,5	387,3	-9,6	12,4	89,2



Company contacts:

Investor Relations Department

Iñigo Morenés
Alfonso Barona
Carmen Reina

C/ Federico Salmón, 13
28016 Madrid - Spain

Switchboard: Phone No.: +34 91 359 54 00
Fax No.: +34 91 350 71 54

Direct Phone No.: +34 91 359 32 63

e-mail: imorenes@fcc.es
abaronam@fcc.es
creinapl@fcc.es

Nota de prensa

El Beneficio neto de FCC crece un 13,3%

Madrid, 25 de febrero de 2003. El importe neto de la **cifra de negocios** de Fomento de Construcciones y Contratas, S.A. (FCC) en el año 2002 se ha elevado a 5.497,2 millones de euros, lo que representa un aumento del 6,3% sobre el anterior ejercicio.

Todas las áreas presentan tasas positivas de crecimiento, como consecuencia de la fuerte actividad de las áreas estratégicas en el mercado español: servicios (+11,26%), construcción (+8,8%), cemento (13,9%)

Ventas por actividades (millones de euros)

	dic-02	dic-01	% Variación	% sobre ventas dic- 02
Servicios públicos	2.003,5	1.921,4	4,2	35,9
Construcción	2.613,1	2.396,0	9,1	46,7
Cemento	831,4	791,7	5,0	14,9
Grucycsa	126,3	121,8	3,7	2,2
Torre Picasso	15,9	14,9	6,7	0,3
Intragrupo	-93,0	-72,5		
TOTAL	**5.497,2**	**5.173,2**	**6,3**	100,0

Gracias al elevado nivel de contratación registrado, **la cartera de obras y servicios** pendientes de ejecutar alcanzaba a finales de año la cifra histórica de 15.229,2 millones de euros, con un crecimiento anual del 11,5%.

Servicios

En el área de **servicios** el notable crecimiento de la actividad doméstica ha permitido para compensar la menor aportación de la división internacional.

Los mayores crecimientos se han producido en:

- **Transporte urbano** (+103,7%), debido a la ampliación del perímetro de consolidación con la compra de Transportes Portillo.
- **Handling** (+45,2%). Este aumento de la cifra de negocios es consecuencia de la incorporación, a partir del cuatro trimestre, de la actividad en el aeropuerto de Bruselas.
- **Residuos** (+29,6%) Esta división, constituida en 2001, ya ha estado plenamente operativa en 2002 y ha adquirido varias empresas en distintos puntos de España.
- **Mobiliario urbano** (+17,8%) Este crecimiento se ha debido, fundamentalmente, a la puesta en marcha de los contratos de Río de Janeiro y Brasilia.

Construcción

Esta área ha logrado nuevos contratos por un importe de 2.797,8 millones de euros, lo que representa un incremento del 18% con relación al anterior ejercicio. Ello ha permitido que la cartera se situase en la cifra récord de 3.408,9 millones de euros, que garantiza 15,7 meses de actividad.

Cemento

Cementos Portland, S.A. se encuentra inmersa en un ambicioso plan de inversiones industriales (2003-2005), por un importe global de 446,7 millones de euros, para modernizar sus fábricas de Estados Unidos y España, a fin de hacerlas más eficientes, más respetuosas con el medio ambiente y más seguras.

Beneficios

El **beneficio bruto de explotación (Ebitda)** ha alcanzado los 741,3 millones de euros, lo que representa un crecimiento del 5,3% y un margen sobre ventas del 13,5%

Ebitda por actividades (millones de euros)

	Importe	% Total
Servicios públicos	317,4	42,8
Construcción	123,6	16,7
Cemento	272,1	36,7
Grucycsa	4,8	0,7
Torre Picasso	14,4	1,9
Otros	9.1	1,2
TOTAL	**741,3**	**100,00%**

El **beneficio neto de explotación** (Ebit) ha alcanzado los 498,1 millones de euros de euros y supone el 9,1% de la cifra de negocios. El **resultado ordinario** ha ascendido a 469,3 millones de euros, un 8,1% más que el año anterior y que representa un 8,5% de la cifra de negocios.

El **beneficio antes de impuestos (BAI)** se ha situado en 455,3 millones de euros, un 3,1% menos que el año anterior, debido a que en 2001 se obtuvieron beneficios extraordinarios con la venta de una participación financiera, lo que se ha unido a las provisiones efectuadas este ejercicio por la depreciación de la cartera de valores..

El **beneficio atribuido a la sociedad dominante** ha sido de 273 millones de euros, lo que representa un 13,3% más que el pasado ejercicio.

Las **inversiones** han ascendido a 732,7 millones de euros, un 31,9% más que en 2001.

A 31 de diciembre, el número de **personas empleadas** era de 54.881, con un incremento de 2.885 puestos de trabajo en un año.